SONS OF GWALIA LTD
ABN 008 994 287

04 MAR -9 AM 7:21

GWALIA

24 February, 2004
0072:tcl

04010352

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

DATE OF RELEASE	DETAILS
19.02.04	Presentation on December 2003 Half Year Results
18.02.04	Media Release on December 2003 Half Year Results
18.02.04	Chairman's summary on December 2003 Half Year Results
18.02.04	Half Year Report for December 2003
03.02.04	Nissho Iwai, Bemax and SGW Execute Merger Implementation Agreement
02.02.04	Tarmoola Mine – Leonora
28.01.04	Initial Director's Interest Notice – Neil Hamilton
28.01.04	Initial Director's Interest Notice – John Leevers
20.01.04	Media Release on December 2003 Quarterly Activities Report
20.01.04	December 2003 Quarterly Activities Report
19.01.04	Appointment of Managing Director and changes to Board of Directors
08.01.04	Pacific Wildcat Resources Corporation Ltd Acquisition

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

Yours faithfully

for **Peter Lalor**
Executive Chairman

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

MEDIA Release

GWALIA

04 MAR -8 AM 7:21

18 February 2004

SONS OF GWALIA LTD REPORTS IMPROVED FIRST HALF PROFIT OF $12.2 MILLION

Sons of Gwalia Ltd. ("the Company") today announced an after-tax consolidated net operating profit of **$12.2 million** for the half year ended 31 December 2003 - an increase of 70 per cent on the previous comparable period.

The Company said that earnings before interest and tax **(EBIT)** increased to **$26.4 million**.

Earnings from the Gold Division improved substantially but earnings from the Advanced Minerals Division declined due to lower tantalum grades and losses associated with the closure of the Murray Basin mineral sands project.

TANTALUM PRODUCTION AND SALES MEET TARGETS

The Company said that full year tantalum sales were estimated at **2.1 million lbs.** with sales increasing by 300,000 lbs. in the second half.

Commissioning of the underground mine at Greenbushes is under review and can be brought on reasonably quickly and efficiently. The Company said that lower grades at Greenbushes currently being mined would result in higher costs unless the higher grade underground ore was accessed.

Recent drilling at the Wodgina Tantalum Mine had indicated additional higher grade mineralisation of approximately 5 to 6 million tonnes and studies were being undertaken with a view to developing this resource over the next six months.

MARKET CONDITIONS CONTINUE TO IMPROVE

The Company said that the tantalum market continued to improve and that industry participants had indicated that both production levels and demand for tantalum capacitors is increasing.

Sons of Gwalia Ltd
Locked Bag 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

GOLD DIVISION IMPROVES IN FIRST HALF

The Company said that its Gold Division had improved in the first half with increased cash flow and earnings. Gold production in the first half was **296,171 ounces** and full year production was now estimated at between **520,000 and 530,000 ounces** as previously forecast.

All gold produced was sold at **$595** per ounce at a significant premium to the average spot price in the first half with cash margins of **$179** per ounce generated based on average cash costs of **$416** per ounce.

TARMOOLA MINE REVIEW

The Company said that milling continued following the failure of part of the eastern wall and the Tarmoola Mine would now produce approximately 120,000 - 125,000 fine ounces of gold for the full year. The current operating plan extends to July 2004 and ongoing reviews of other available resources to extend this date are being implemented.

The Company said that the Tarmoola Mine hosts a significant resource. At a cut-off grade of 0.6 g/t tonne, the total Measured, Indicated and Inferred Resource currently comprises approximately 50 million tonnes at 1.3 g/t gold, resulting in a gold resource of 2 million ounces. An analysis of the grade tonnage curve indicates that, at a 0.5 g/t cut-off, the resource comprises approximately 80 million tonnes at 1.0 g/t gold for 2.6 million ounces.

A decision has been made to conduct a Scoping Study on the Big Pit Concept. The Study would review the existing and potential resource base, the alternative processing options (including heap leach and an expanded plant) and conduct metallurgical testwork aimed at developing an understanding of the leach liberation characteristics of the ore.

ENCOURAGING RESULTS FROM THE MARVEL LOCH UNDERGROUND PROJECT AT SOUTHERN CROSS

The development of the Marvel Loch underground operations continued on schedule. The Company said that further encouraging drilling results had been achieved since the December 2003 Quarterly Report including:

Centre Pit:	South Pit:
14 metres @ 4.96 g/t gold	**17 metres @ 6.85 g/t gold**
12 metres @ 3.54 g/t gold	**5 metres @ 3.24 g/t gold**
6 metres @ 7.08 g/t gold	**13 metres @ 2.25 g/t gold**

Currently, four drilling rigs are on site and approximately 25 per cent of the 30,000 metre programme has been completed to date.

SUBSTANTIAL REDUCTION IN DEBT

The Company said that it had substantially reduced its debt in the first half by repaying all of its bilateral facilities with funds raised from its $69.9 million placement in October 2003.

REPAYMENT COST OF US$ SENIOR PRIVATE NOTES REDUCED

The repayment cost of the Company's US$170 million Senior Private Notes has been reduced by A$86 million (as at 31 December 2003) due to the significant increase in the value of the Australian dollar.

FOREIGN EXCHANGE HEDGE BOOK SIGNIFICANTLY IMPROVED

The Company's foreign exchange hedge book has reduced significantly in volume with a further reduction of **US$110 million** since the 31 December 2003. With forecast delivery rates of approximately 70 cents, the Company said its book now represented an asset for the Company.

FULL YEAR RESULT DEPENDENT ON ACHIEVING KEY PERFORMANCE INDICATORS

The Company said that a number of key performance indicators had to be met for the Company to exceed the first half result in the second half primarily related, to operational issues at some of the Company's mine sites.

For more information please contact:

Peter Lalor - Executive Chairman
John Leevers - Managing Director
David Paull - Executive General Manager, Business Development and Marketing
Stephen Thomas - Manager, Investor Relations

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

Mrel/04.091.doc

SONS OF GWALIA LTD
ACN 008 994 287

04 MAR -8 AM 7:21

GWALIA

PKL:EF 04.079
18 February 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

Sons of Gwalia Ltd. ("the Company") wishes to announce an after tax consolidated net operating profit of $12.2 million for the half year July to December 2003, an increase of approximately 70 per cent compared to the $7.2 million for the six month period ending 31 December 2002.

Earnings before interest and tax (EBIT) were $26.4 million as against $19.9 million for the same period ended 31 December 2002.

Cash Flow

Operating cash flow for the six months, excluding interest, exploration expenditure and royalties amounted to $36.2 million. This figure is net of a $16 million investment in the first half in working capital.

Segment EBIT

Segment earnings before interest and tax were as follows:

	December 2003	December 2002
Gold Division	$22.2 M	$2.5 M
Minerals Division	$21.5 M	$28.7 M
Corporate & Other	$(17.3) M	$(11.3) M
EBIT	$26.4 M	$19.9 M

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

Earnings from the Gold Division were substantially better than the previous comparable half year result due to lower unit costs of production and better than budgeted tonnes and grade from residual stockpiles from the Gwalia Mine which was closed during the period.

Earnings from the Minerals Division were lower due to a combination of lower tantalum grades and recoveries and losses from the Murray Basin mineral sands project which was closed at the end of the half year.

Corporate and other net expenses increased due to the non-availability of $4.3 million of net gains from asset sales which were booked in the previous December 2002 half. Head Office administration expenses were reduced by $1 million as against the previous year.

Dividends

The Directors have resolved not to pay an interim dividend for the current financial year. The Company's dividend policy will be reviewed on an ongoing basis but it was not considered prudent or appropriate to pay an interim dividend at this time.

Balance Sheet

The Company substantially reduced debt in the first half of the year. $69.9 million in new equity was utilised to repay all Australian dollar bilateral facilities and, as at 31 December 2003, the Company's primary debt was its US$170 million in Senior Private Notes. Due to the significant increase in the value of the Australian dollar, as against the United States dollar, the cost of repayment of these facilities, in Australian dollar terms, has decreased by approximately A$86 million as at the same date. This position has obviously improved further since the end of the half year.

The Company also has significant undrawn Australian dollar facilities in place.

The Company's Balance Sheet includes $40.9 million in unrealised foreign exchange gains as against an unrealised loss of $77.6 million as at 30 June 2003. This significant and positive change has occurred due to the rise in the $A as against the US dollar.

Foreign Exchange Hedge Book

The Company continues to deliver US dollar revenues into its foreign exchange hedge book as positions fall due. The Company's total hedge book has been substantially and consistently reduced over the last six - twelve months.

Due to the strength of the Australian dollar in recent times further reductions in commitments have been made. Since 31 December 2003, a further US$110 million of commitments which were for delivery in the period 2005 - 2008 have been extinguished.

At current exchange rates, the Company's foreign exchange hedge book now represents an asset for the Company.

Foreign Exchange Hedge Book as at 16 February 2004 - US$'s	FY2004	FY2005	FY2006	FY2007-09
Hedge cover				
Forwards	30.5	4.0	44.1	168.1
Purchased US$ puts	21.8	58.6	20.0	-
Total hedging	52.3	62.6	64.1	168.1
	0.7150	0.6950	0.6950	0.7150
Potential Commitments				
Sold US$ calls	5.3	25.0	-	34.0
Sold Contingent US$ Calls(i)		159.1	84.6	-
Potential Commitments(ii)	5.3	184.1	84.6	34.0

(i) Contingent positions are structured so that if the A$/US$ spot rate is above the applicable barrier levels at specified dates in the future, each contingent position will no longer exist. None of the positions will exist at a spot rate of A$/US$ 0.65 or higher. The mark to market value of the foreign exchange hedge and options book at 31 December 2003 was negative A$22.9 million. This calculation was based on a spot exchange rate of A$/US$ 0.7488.

(ii) Maximum commitments will comprise forwards above and potential commitments.

Gold Hedge Book

The Company continues to deliver into its gold hedge book as positions fall due and also continues to re-structure and review, on an ongoing basis, its gold hedge book. Over the past year the Company has reduced the size of its gold hedge book by over 1.5 million ounces.

The Company anticipates delivering all of its gold in the June 2004 year at a price of approximately $595 per ounce.

Advanced Minerals Division

The Company is the world's largest producer of tantalum accounting for approximately 55-60 per cent of primary tantalum concentrates produced on a global basis. The Company also produces lithium and tin.

The tantalum market continues to show steady and continuous improvement. Global demand is increasing due primarily to improved global economic conditions and increased investment in the information technology and the telecommunications sectors.

Inventory through the supply chain is being reduced and industry participants state that both production levels and demand for tantalum capacitors is increasing.

The Company is currently negotiating with its two major customers in relation to the extension of existing contracts beyond the December 2005 period. These negotiations are continuing and, as previously advised, it is anticipated that negotiations will be concluded by the end of the June quarter.

Tantalum Sales

Sales from the Greenbushes and Wodgina tantalum mines totalled 908,267 lbs. for the first half. Tantalum sales in the second half will increase by approximately 300,000 lbs. as against the first half figure resulting in improved cash flows. Full year sales are estimated at approximately 2.1 million lbs.

Greenbushes Mine

At Greenbushes, production for the second half will primarily be produced from the processing of lower grade ore from the Central Pit. The last of the high grade ore from the Cornwall Pit was accessed in the first half and production costs will therefore increase in the second half due to the treatment of ore only from the Central Pit.

The Company is reviewing a number of options at Greenbushes with a view to deciding on what is the best operating model for that mine.

The re-commissioning of the underground mining project is currently being reviewed and a decision will be made in the fourth quarter.

The underground mine was placed on care and maintenance in December 2001 at a point when some 400,000 tonnes of ore has been developed and the operation can be brought on reasonably quickly and efficiently. Some modifications to the plant will be required to enable it to process higher grade tantalum ore at lower throughput rates.

Wodgina Mine

Production from the Wodgina Mine in the second half will be approximately 600,000 lbs resulting in full year tantalum production of approximately 1.2 million lbs.

The mineralogical issues previously advised at Wodgina have impacted on recoveries which, in turn, has required increased throughput to meet production estimates resulting in increased operating costs. A significant amount of research and testwork has been undertaken and changes to the process flow sheet will be made in the second half which are expected to improve the position and return percentage recoveries to acceptable levels.

Recent drilling by the Company has also indicated approximately 5 - 6 million tonnes of high grade mineralisation along strike from the existing main pit at the Wodgina Mine. Studies are currently being conducted with a view to developing a mine plan for this area over the next six months.

Gold Division

Attributable gold production for the half year was 296,171 ounces. All gold produced was sold at an average price of $595 per ounce and, after deduction of cash costs of $416 per ounce, a cash margin of $179 per ounce was achieved.

Operating cash flow from the gold division improved as against the previous year due to lower cash costs and improved operating performance from all three gold sites.

Gold production in the second half will be between 225,000 - 235,000 ounces resulting in full year production of approximately 520,000 to 530,000 ounces which is in line with the Company's original forecast. The reduced second half production estimate is primarily due to the closure of the Gwalia Mine and reduced gold production from the Tarmoola Mine.

Capital expenditure and mine development in the Gold Division in the first half totalled $24.3 million which was in line with budget and previously advised expenditure estimates.

Tarmoola Mine

The eastern wall instability at the Tarmoola Mine, referred to in the December 2003 Quarterly Report, has continued and a large failure has occurred in that area. Mining in the North Pit, which was to contribute to mill feed up until May 2004, has therefore been suspended and mining is now being carried out primarily in the South Pit area.

As previously advised, milling operations continue and will treat ore from the South Pit and other areas and low grade stockpiles until at least July 2004. The cut-back of the South Pit has been suspended pending ongoing reviews of alternative mine plans to extend the existing operation beyond July.

At the same time, the Company is reviewing the total resources contained within the Tarmoola Mine area.

The Tarmoola Mine hosts a significant resource which has the potential to realise significant and longer term gold production and cash flow for the Company. At a cut-off grade of 0.6 g/t, the total Measured, Indicated and Inferred Resource currently comprises approximately 50 million tonnes at 1.3 g/t gold resulting in a gold resource of 2.0 million ounces. An analysis of the grade - tonnage curve indicates that, at a 0.5 g/t cut off, the resource comprises approximately 80 million tonnes @ 1.0 g/t gold for 2.6 million ounces. Given the current scale of the operations and prevailing strip ratios, it is unlikely that this resource would be converted to an acceptable economic reserve. However, there is clear potential for significant additional resources within the larger confines of a "Big Pit Concept" at Tarmoola. Further drilling to define these resources is required along with consideration of alternative mine and treatment options to evaluate the potential for an economic mining operation on a larger scale.

A Scoping Study has commenced to evaluate the potential for a large scale mining operation, based on an expanded resource base and low cost processing options. These will include treatment through an expanded plant, direct dump and leach or crush and leach.

One of the objectives of the exploration programme will be to define additional resources within the granite and thereby reduce the overall strip ratio of the larger conceptual Tarmoola pit.

Recoveries at Tarmoola through the existing CIP plant, at coarse size fractions, consistently exceed 94 per cent in very low grade ore primarily from the granite area.

It is anticipated that this work will be completed within three months.

Leonora

The Gwalia Mine closed in December 2003 and is now on care and maintenance.

Gold production, cash flow and earnings in the first half exceeded budget.

Gold production for the second half of the year is estimated to be between 45,000 - 50,000 ounces from the Tarmoola Mine. The full year forecast of 160,000 ounces from the Leonora region will be met notwithstanding the fact that Tarmoola Mine production has been negatively effected by the large slippage in the eastern wall of the pit.

Operating costs from Leonora will be higher in the second half due to higher rates of treatment of low grade stockpiles at Tarmoola and the closure of the Gwalia Mine.

Southern Cross

The Company's share of gold production from the Southern Cross region is estimated to be between 90,000 - 95,000 ounces in the second half. Ore will be accessed from the Marvel Loch pit and the Golden Pig Underground Mine and supplemented with ore from the Cornishman Joint Venture. The Cornishman Mine failed to achieve estimated grade targets in the first half and a degree of caution is therefore required.

The development of the underground operations at Marvel Loch continue on schedule as does the large drilling programme currently being conducted at Marvel Loch to test the depth and strike extensions of the known lode systems beneath the current Marvel Loch operations.

Further encouraging results from diamond drilling have been achieved in addition to those included in the December 2003 Quarterly Report. They include:

Centre Pit:	**South Pit**:
14 metres @ 4.96 g/t gold	17 metres @ 6.85 g/t gold
12 metres @ 3.54 g/t gold	5 metres @ 3.24 g/t gold
6 metres @ 7.08 g/t gold	13 metres @ 2.25 g/t gold

Currently, four drilling rigs are on site and approximately 25 per cent of the 30,000 metre programme has been completed to date.

South Laverton

Gold production for the first half from the Carosue Dam operation was 84,062 ounces and is forecast to be between 90,000 - 95,000 ounces in the second half for a full year total of approximately 175,000 fine ounces.

The Safari Bore project will be the primary source of ore in the second half. Increased mining and drill and blast costs at Safari Bore will reduce operating cash flows and earnings in the second half compared to the first half.

General

1. The Company will hold 15 per cent of the issued share capital of an expanded BeMaX Ltd., after the completion of the merger of the Company's, BeMaX Ltd.'s and Nissho Iwai's mineral sands assets. This transaction is subject to approval by BeMaX shareholders and other conditions precedent.

2. The Company holds large ground positions in Western Australia which are geologically prospective for sulphide and laterite nickel mineralisation. A review of the Company's tenements has indicated that the Leonora area, in particular, has significant potential for nickel sulphide deposits where four anomalous corridors have been recognised. A number of targets exist within these corridors which have been identified using modern electro-magnetic surveys.

   The Company's 100 per cent owned Coglia Well laterite resource, near Laverton, is currently being in-fill drilled to confirm previously identified high grade nickel / cobalt mineralisation.

   The Company is currently considering the options available to it to optimise the inherent value of its nickel potential and to ensure early exploration of these areas.

Summary and Outlook

The Company's first half financial result was in line with the Company's estimates and exceeded the previous comparable half year result. EBIT return from the Gold Division improved significantly. However, there are a number of key performance indicators which must be met for the Company to exceed the first half result in the second half, primarily improved recoveries from the Wodgina Tantalum Mine, reduced mining costs at the Carosue Mine and acceptable resolution of the issues being addressed at the Tarmoola Mine.

Operational cash flow projections are also obviously closely linked to both gold and tantalum performance but will be bolstered by increased tantalum sales in the second half.

Ongoing review and restructuring of the Company's gold and foreign exchange hedge books will continue. The Company has significantly improved its position in respect to its foreign exchange hedge book over the past twelve months. The Company's delivery rate is, at present, comfortably below current spot rates in respect of the Australian dollar / US dollar exchange rate and with respect to delivery prices for gold, materially above the Australian dollar price for gold.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

04 MAR -3 7:21

Appendix 4D

FINAL REPORT
HALF YEAR ENDED 31 DECEMBER 2003

(unless stated otherwise comparative period is half year ended 31 December 2002)

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Results				$A'000
Revenues from ordinary activities	down	2%	to	265,600
Profit from ordinary activities after tax attributable to members	up	70%	to	12,230
Net profit for the period attributable to members	up	70%	to	12,230

Dividends	Amount per security	Franked amount per security
Final dividend – no final dividend has been paid	N/A	N/A
Interim dividend – no interim dividend has been declared	N/A	N/A
Record date for determining entitlements to the dividend	N/A	

The above results should be read in conjunction with the notes and commentary contained within this report and in conjunction with the most recent annual financial report. Where applicable comparatives have been restated to ensure appropriate comparisons can be made.

DIRECTOR'S REPORT

Your directors submit their report for the half-year ended 31 December 2003.

DIRECTORS

The names of the company's directors in office during the half-year ended 31 December 2003. Directors were in office for this entire period.

- Peter Kevin Lalor (Executive Chairman)
- Christopher John Lalor (Executive Director)
- Thomas Andrew Lang (Independent Non-Executive Director)
- Malcolm Ross Richmond (Independent Non-Executive Director)

On 19 January 2004, the Company announced to the Australian Stock Exchange the appointment of a Managing Director, a Chairman Elect and the structure of a new and expanded Board.

Mr John Leevers was appointed Managing Director, effective 27 January 2004 and Mr Neil Hamilton was appointed to the Board as a Non-Executive Director. Mr Hamilton will assume the role of Non-Executive Chairman in April 2004 following the retirements at that date of Mr Peter Lalor, the current Executive Chairman, and Mr Chris Lalor, an Executive Director of the Company.

During the transition period, the Company will also appoint two additional Non-Executive Directors to the Board.

REVIEW OF OPERATIONS

OVERVIEW

The consolidated net operating profit after tax of the economic entity for the half-year ended 31 December 2003 was $12.2 million (2002: $7.2 million). This was a 70% increase over the corresponding period last year due to an improved performance from the Gold Division. An increase in ore grades and steadily improving unit costs led to an increase in the gold division's EBIT for this half-year.

The earnings from the Advanced Minerals division is significantly less than last half-year due primarily to slightly lower grades at Greenbushes as the mine is now predominantly operating in the lower grade central pegmatite area. Lower metallurgical recoveries were also experienced at the Wodgina mine due to changes in the mineralogical characteristics of the ore. Improved mine scheduling and mill adjustments will be employed to mitigate this issue as far as possible. The Murray Basin JV recorded an operating loss for the half-year, which contributed further to the reduction in earnings from the Minerals Division.

Revenues from ordinary activities were $265.6 million, which was 2% below the same period last year. However, revenue from product sales alone were 4% above that of last year at $262.8 million (2002: $252.0 million). This has been achieved through higher attributable gold production and a consistent revenue profile from the advanced minerals division.

Earnings per share for the half year were 6.7 cps, a 59% increase over last year (2002: 4.2 cps).

Gold production for half year was 296,171 ounces at a reportable cash cost of $416 per ounce. The average gold price recognised this half-year was $595 per ounce, realising a cash margin of $179 per ounce. The company is predicting a full year gold production range of 520,000 – 530,000 ounces at a cash cost of $420 - $435 per ounce. This is in line with original forecasts.

REVIEW OF OPERATIONS cont'd

Tantalum production for the half year was 1,097,440 lbs. Sales were 908,267 lbs in line with our existing contracts and reflect the normal seasonal variations within the year.

GOLD DIVISION

The economic entity's gold production for the half year totalled 296,171 ounces. This was achieved on attributable mill throughput of 4.9 million tonnes at an average grade of 1.98 g/t.

Leonora Region

Sons of Gwalia Mine

Production for the half year was 41,110 fine ounces.

Production exceeded budget and came mostly from the treatment of stockpiles from the Gwalia Open Pit. Production from the Gwalia underground was completed to a depth of 375 metres during the first quarter, with the mine placed on care and maintenance while the Gwalia Deeps review is completed. Processing operations were completed early in December 2003 and the plant has been placed on care and maintenance.

Tarmoola Operations

Gold production for the half year was 74,148 fine ounces.

This production was predominantly sourced from the Tarmoola North 5 North and North 5 South areas in the North Pit, with the oxide component of mill feed being sourced from the Jasper stockpiles. A minor slippage and increased instability in the eastern wall of the pit will require detailed investigation in relation to the potential for larger pit options.

The mill continues to perform well with year-to-date throughput at a rate of 3.76Mtpa.

Tarmoola Canyon Granites Drilling Program

Resource modelling and mine planning continued with the objective of optimising these resources into an economic plan and model. Additional drilling has recently been completed along the western flank of the Tarmoola North Pit. This targeted potential shallow gold mineralisation adjacent to and outside the present North Pit design. In addition, sixteen reverse circulation drill holes were completed to test for depth extensions below the current Tarmoola South Pit. These results will be combined with results of current drill programs and operational knowledge of recent north-east wall instability to determine the viability of a large scale open pit mining option at Tarmoola.

Please refer to the Company's December quarterly report for more information on the recent drilling results.

Gwalia Deeps

The development of Gwalia Deeps continues to be reviewed with the focus on extending the existing decline from its depth of 375 metres to the top of the Deeps (at approximately 1,000 metres) as the basis for future development.

REVIEW OF OPERATIONS cont'd

Completion of a scoping study suggests that on a preliminary basis, at current gold prices, the extension of the existing decline represents an economic alternative for the development of Gwalia Deeps. However, acceptable rates of return will require the delineation of increased ounces in the economic model. The existing resources are open at depth and are limited only by insufficient drill information. A geological and resource model review is also in progress and is providing encouragement for the consideration of extending the mineralisation a further 400 metres to a total depth of 2,000 metres by drilling from the surface.

Southern Cross Operations

Production for the half year was 96,852 fine ounces.

<u>Marvel Loch</u>

Open pit mining temporarily ceased in October following the completion of the contract for conventional open pit mining. Ore production recommenced in early January, utilising the in-wall ramp for ore haulage. Cooks Construction has been awarded the mining contract for the completion of the South Pit Extension and ore haulage through to late 2005.

<u>Golden Pig Underground</u>

Production and grades continue to exceed expectations with higher grades being mined from both development and production stopes. For the year to date the mine has produced an excellent 125,028 tonnes at 7.96 g/t of gold.

<u>Cornishman Open Pit (51%)</u>

Mining of Stage 4 (South end cut back) continued during the last quarter down to design depth (295 mRL). Ore grades were below expectations due to the discontinuous nature of shear zone related mineralisation. Mining is expected to be completed in February 2004 with stockpiles to be processed over the remainder of the financial year.

<u>Marvel Loch Underground Development and South Pit Extension</u>

Development of the South Pit Extension Ramp has progressed well with access to the base of the pit from the in-wall ramp established ready for production haulage. Work is also proceeding well on the North decline and will provide access for the drilling of the resources below Centre Pit and North Pit and for production access to the Sherwood and Undaunted lodes below North Pit.

At the Marvel Loch underground a major drilling program has commenced to delineate resources and reserves to 500 metres below surface. Drill access for the three rigs currently operating is from the newly developed North decline, beneath North Pit.

This drilling program is at an early stage and drilling of the primary targets (ie. the North and South Lodes) will take place as drill access becomes available.

South Laverton Region

<u>Carosue Dam Operations</u>

Production for the half year was 84,062 fine ounces.

Production was down on forecast as a result of a cut back of the Twin Peaks west wall as a consequence of geotechnical instability, a change in drill and blast contractors within the open pits and lower than forecast equipment productivities from multiple pits.

REVIEW OF OPERATIONS cont'd

Forecast production for the 2003-04 financial year remains at around 180,000 fine ounces.

Production for the half year was primarily from the Safari Bore and Twin Peaks open pits, supplemented with low grade stockpiles from the completed Karari and Luvironza pits.

Production for the March quarter will continue from the Safari Bore and Twin Peaks, with Deep South open pit beginning to produce late in the quarter.

Red October

Reverse circulation and diamond drilling was completed at Red October during the last quarter. High grade intersections included 1.5m @ 42.6g/t from a depth of 149 metres and 4.6m @ 16.3g/t at a depth of 198 metres.

The drilling increased geological confidence by confirming the continuity of high grade gold mineralisation and improving the understanding of the distribution of high grade shoots within the upper levels of the proposed underground mine. The drilling indicated slightly narrower zones of mineralisation than previously identified and more complex metallurgy. The drilling has provided core samples for further metallurgical test work.

The recent drilling and geological review has provided additional targets for further high grade shoots and these will be drilled in the March quarter.

ADVANCED MINERALS DIVISION

The Company's tantalum sales of 908,267 lbs for the half year were in line with its contractual arrangements and reflects normal seasonal variations in sales within the year. The Company still expects production and sales for the 2003/04 financial year to be approximately 2.2 million lbs and 2.1 million lbs respectively.

Greenbushes Mine

Greenbushes produced 519,085 lbs of Ta_2O_5, 303 tonnes of tin and 67,827 tonnes of lithium concentrates during the half year.

Tantalum and tin production were in line with budget. A feasibility study to reopen the underground mine in January 2005 was commenced. This would provide much higher grade ore, particularly given the forecast lower grade, higher cost ore, in the existing open cut mine.

The mine operated at close to full lithium production capacity as the market strength in this commodity continues.

Wodgina Mine

Wodgina produced 578,355 lbs of Ta_2O_5 during the half year. As mining proceeded in deeper parts of the Wodgina Pit changes in the mineralogical characteristics of the material mined were encountered. These changes will require improved mine scheduling and mill adjustments to mitigate adverse impact on metallurgical recovery in the future.

Murray Basin Minerals Sands Joint Venture (50%)

As previously mentioned the Murray Basin JV operated at a loss for the half-year ended 31 December 2003.

REVIEW OF OPERATIONS cont'd

Operations are winding down and will close at the completion of mining of the Wemen North ore body in January 2004. At the end of the calendar year there were approximately 22,000 tonnes of heavy mineral intermediate product stockpiled at Portland. This will be processed to final product in Bunbury during the March quarter of 2004.

CORPORATE

Capital Raising

The Company successfully raised $63.6 million through the placement of 19 million shares at a price of $3.35 per share.

Around 2.4 million shares were also issued through a Share Purchase Plan, which was also offered to shareholders at the same price as the placement.

The funds raised were applied to the repayment of existing Australian bilateral debt facilities, which have been maintained and will become available should they be required for future working capital purposes.

The placement represents a further step in the range of initiatives currently being undertaken by the Company, which are aimed at improving the performance of the key operating divisions and strengthening the Company's balance sheet.

Acquisition of the Aracuai high-grade tantalum project, Minas Gerais, Brazil

The Company has entered into an agreement to acquire an 80% interest in the Aracuai tantalum exploration project which is located 700 kilometres north of Rio de Janerio. The Company's strategy is to assess the project over the next twelve months prior to making additional financial commitments to acquire the property.

The Aracuai project is potentially a significant strategic asset in the global tantalum industry.

The project comprises high grade tantalum tin mineralisation associated with multiple pegmatite dykes and stacked sheets within a regional batholith. The mineralisation is extensive, near surface and not dissimilar to the Wodgina style of mineralisation and has the potential for large tonnage, low cost open pit mining.

FINANCE

Operating Cashflow

During the half year ended 31 December 2003 the Company's operating cashflow and its closing reported cash balance were reduced by a sizeable decrease in its trade creditors balance.

Hedging

The Company's hedging policies with respect to gold and foreign exchange remain in place to secure the revenue streams for both the Gold and Minerals divisions through appropriately structured hedging instruments.

From time to time, opportunities will arise to simplify, better match or reduce the level of commitments as part of overall risk management strategy and practices.

REVIEW OF OPERATIONS cont'd

The half year continued to see reductions in both the gold and foreign exchange hedge books. Further information on the Company's hedging program is available on the Company's website at www.sog.com.au.

Rounding

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors.

P K Lalor
Executive Chairman

Perth, 18 February 2004

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE

	Notes	CONSOLIDATED 31/12/03 $A'000	CONSOLIDATED 31/12/02 $A'000
Revenues from ordinary activities	2	265,600	270,464
Expenses from ordinary activities	2	(239,131)	(249,919)
Borrowing costs		(10,217)	(12,983)
Profit from ordinary activities before tax		**16,252**	**7,562**
Income tax expense on ordinary activities		(4,022)	(360)
Profit from ordinary activities after tax		**12,230**	**7,202**
Profit/(loss) from extraordinary items after tax		-	-
Net profit		**12,230**	**7,202**
Net profit attributable to outside equity interests		-	-
Net profit for the period attributable to members		**12,230**	**7,202**

Non-Owner Transaction Changes In Equity

Share issue expenses recognised in equity	(2,157)	-
Total changes in equity other than those resulting from transactions with owners as owners	**10,073**	**7,202**

Earnings Per Security (EPS)	CONSOLIDATED 31/12/03	CONSOLIDATED 31/12/02
Basic EPS	$0.067	$0.042
Diluted EPS	$0.067	$0.042

The EPS for the previous corresponding period has been restated in accordance with the requirement of AASB 1027: "Earnings Per Share" to apply an adjustment factor to prior year EPS to reflect the impact of shares issued at a discount to market price in the current period.

CONDENSED STATEMENT OF FINANCIAL POSITION

	CONSOLIDATED 31/12/03 $A'000	CONSOLIDATED 30/06/03 $A'000
Current Assets		
- Cash assets	34,707	15,462
- Receivables	31,946	46,072
- Inventories	78,007	66,024
- Other	11,728	12,998
Total current assets	**156,388**	**140,556**
Non-Current Assets		
- Receivables	8,250	8,346
- Other financial assets	9,510	9,294
- Inventories	11,134	13,462
- Property, plant and equipment	221,125	218,382
- Exploration and evaluation expenditure capitalised	333,550	330,745
- Development properties	511,021	509,753
- Deferred tax assets	70,632	70,585
- Other	67,648	95,588
Total non-current assets	**1,232,870**	**1,256,155**
Total Assets	**1,389,258**	**1,396,711**
Current Liabilities		
- Payables	65,360	86,060
- Interest bearing liabilities	5,973	4,490
- Tax liabilities	-	764
- Provisions excluding tax liabilities	12,232	14,262
- Other	18,807	20,223
Total current liabilities	**102,372**	**125,799**
Non-Current Liabilities		
- Interest bearing liabilities	232,059	294,568
- Deferred tax liabilities	188,598	184,662
- Provisions excluding tax liabilities	21,093	17,826
- Other	116,861	127,437
Total non-current liabilities	**558,611**	**624,493**
Total Liabilities	**660,983**	**750,292**
Net Assets	**728,275**	**646,419**
Equity		
Contributed equity	558,355	488,729
Reserves	(44)	(44)
Retained profits	169,730	157,500
Equity attributable to members of the parent entity	**728,041**	**646,185**
Outside equity interests in controlled entities	234	234
Total Equity	**728,275**	**646,419**

CONDENSED STATEMENT OF CASH FLOWS

	CONSOLIDATED 31/12/03 $A'000	CONSOLIDATED 31/12/02 $A'000
Cash Flows Related to Operating Activities		
- Receipts from customers	260,899	247,819
- Payments to suppliers and employees	(224,665)	(248,035)
- Interest and other items of similar nature received	239	609
- Interest and other costs of finance paid	(10,518)	(13,183)
- Income taxes (paid)/refunded	(896)	5,109
- Other:		
. expenditure on exploration interests	(7,124)	(7,194)
. royalties paid	(7,028)	(6,622)
. other payments	(13)	(54)
Net operating cash flows	**10,894**	**(21,551)**
Cash Flows Related to Investing Activities		
- Payment for purchases of property, plant and equipment	(6,308)	(11,100)
- Proceeds from sale of property, plant and equipment	1,802	7,299
- Deferred settlement proceeds from the sale of controlled entities during 2002/03	3,782	-
- Proceeds from sale of equity investments	-	10,000
- Acquisition of mining & exploration properties	-	(3,549)
- Expenditure on mine development	(23,231)	(52,561)
- Other	(161)	-
Net investing cash flows	**(24,116)**	**(49,911)**
Cash Flows Related to Financing Activities		
- Proceeds from issues of securities (net of costs)	69,626	-
- Proceeds from borrowings	-	56,667
- Repayment of borrowings	(35,200)	(15,000)
- Dividends paid	-	(9,673)
- Other		
. lease principal repayments	(720)	(3,903)
. premium paid for hedge book restructure	(1,239)	(2,340)
Net financing cash flows	**32,467**	**25,751**
Net increase/(decrease) in cash held	**19,245**	**(45,711)**
Cash at beginning of period	15,462	70,241
Cash at end of period	**34,707**	**24,530**

NOTES TO THE HALF YEAR FINANCIAL STATEMENTS

1) BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Sons of Gwalia Ltd as at 30 June 2003. It is also recommended that the half-year financial report be considered together with any public announcements made by Sons of Gwalia Ltd and its controlled entities during the half-year ended 31 December 2003 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

a) **Basis of Accounting**

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report has been prepared in accordance with the historical cost convention.

2) PROFIT FROM ORDINARY ACTIVITIES

	CONSOLIDATED 31/12/03 $A'000	CONSOLIDATED 31/12/02 $A'000
Revenue and Expenses from Ordinary Activities		
Revenue from product sales	262,825	252,024
Other revenues from ordinary activities:		
- Interest revenue	239	609
- Proceeds on sale of non-current assets	1,801	17,299
- Gain from management of hedge contracts	735	414
- Other	-	118
Total other revenues from ordinary activities	2,755	18,440
Revenues from ordinary activities	**265,600**	**270,464**
Details of relevant expenses:		
- Cash cost of production	179,438	175,631
- Selling expenses	4,588	4,888
- Royalties paid	7,028	6,622
- Administration expenses	9,662	10,997
- Exploration expensed	3,986	4,000
- Carrying value of non-current assets sold	874	9,441
- Provision for rehabilitation	1,536	1,545
- Other	2,854	5,486
	209,966	218,610
Depreciation and Amortisation expenses		
Depreciation of non current assets	6,787	5,591
Amortisation of non current assets	22,378	25,718
	29,165	31,309
Expenses from Ordinary Activities	**239,131**	**249,919**

Capitalised Outlays		
Interest costs capitalised in asset values	-	986

3) DIVIDENDS

Date the dividend is payable	N/A

Amount per Security		Amount per security	Franked amount per security at % tax	Amount per security of foreign source dividend
Final dividend:	Current year	N/A	N/A	N/A
	Previous year	-¢	-¢	-¢
Interim dividend:	Current year	-¢	-¢	-¢
	Previous year	N/A	N/A	N/A

Total Dividend per Security (interim *plus* final)	FY 2003/04	FY 2002/03
Ordinary securities	-¢	-¢

Interim Dividend On All Securities	31/12/03 $A'000	31/12/02 $A'000
Ordinary securities	-	-

The dividend plans shown below are in operation.	Dividend Reinvestment Plan and Share Investment Plan
The last date for receipt of election notices for the dividend plans	N/A

4) JOINT VENTURE ENTITIES AND ASSOCIATES

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit/(loss)	
Joint Venture Entities & Associates	31/12/03 %	31/12/02 %	31/12/03 $A'000	31/12/02 $A'000
Murray Basin Joint Venture (i)	50	50	(2,898)	(851)
Murray Basin Titanium Pty Ltd(i)	50	50	-	-
Mines d'Or Salsigne(i)	50	50	-	-
Total			**(2,898)**	**(851)**

i) Equity accounting has not been applied, as the results are not materially different from the actual results reflected in the Company's consolidated accounts.

5) ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

Category of Securities	Total number	Number quoted	Issue price per security	Amount paid up per security
Ordinary securities				
Issued Capital at 30 June 2003	166,757,188	166,757,188		
Add Increases through issues	21,427,750	21,427,750	$3.35	$3.35
Issued Capital at 31 December 2003	188,184,938	188,184,938		
Options			**Exercise price**	**Expiry date**
Options outstanding at 30 June 2003	800,000	-	$7.57	14/11/06
Less Lapsed during current period	150,000	-	$7.57	14/11/06
Options outstanding at 31 December 2003	650,000	-	$7.57	14/11/06

6) CONTINGENT ASSETS AND LIABIILTIES

Since the last annual reporting date, there has been no material change of any contingent liabilities or contingent assets.

7) SUBSEQUENT EVENTS

a) On 19 January 2004 Mr Neil Hamilton was appointed as a non-executive director of the Company.

b) On 27 January 2004 Mr John Leevers was appointed as Managing Director of the Company.

c) On 3 February 2004 the Company announced the execution of the Merger Implementation Agreement ("Merger") by BeMax Resources NL ("BeMax"), Nissho Iwai Corporation ("NIC") and Sons of Gwalia Ltd ("SGW"). Under the Merger, the RZM Cable Sands Group of companies (100% owned by NIC) and 100% of the Murray Basin Titanium Joint Venture (50% owned by NIC and 50% by SGW) will become wholly owned by BeMax. On completion of the merger SGW will have a 15.4% interest in BeMax.

8) CONTROLLED GAINED OR LOST OVER ENTITIES HAVING MATERIAL EFFECT

There were no material entities over which control was gained or lost by the consolidated entity during the current period.

9) TAX CONSOLIDATIONS

At the date of signing the half-yearly financial report, Sons of Gwalia is continuing to analyse both the financial impact of, and the most appropriate date to, enter into the tax consolidation regime. Due to this ongoing analysis, the potential impact of resetting the tax values of the assets and liabilities of wholly-owned subsidiaries upon the formation of a tax consolidated group has not yet been reliably estimated, and therefore has not been recognised in the half-yearly financial report.

It is expected that any impact realised by the Sons of Gwalia group upon entry into the tax consolidations regime will be reflected in the financial report for the year ended 30 June 2004. The date of entry into the regime is likely to be determined at the time the head company lodges its 2003 income tax return.

10) SEGMENT REPORTING

INDUSTRIAL SEGMENTS	Gold Division		Minerals Division		Corporate		Consolidated	
	31/12/03 $'000	31/12/02 $'000	31/12/03 $'000	31/12/02 $'000	31/12/03 $'000	31/12/02 $'000	31/12/03 $'000	31/12/02 $'000
Sales to customers	176,223	162,331	86,602	89,693	-	-	262,825	252,024
Other revenue	-	-	-	-	2,745	18,440	2,745	18,440
Total revenue	176,223	162,331	86,602	89,693	2,745	18,440	265,600	270,464
Segment results before tax	18,401	(912)	21,459	28,175	(23,608)	(19,701)	16,252	7,562
Income tax expense							(4,022)	(360)
Net profit after tax							12,230	7,202
Depreciation and amortisation (*)	23,005	25,906	3,678	3,424	2,482	1,979	29,165	31,309

(*) Depreciation and amortisation are included in the segment results before tax.

GEOGRAPHICAL SEGMENTS

The Company operates principally in Australia.

11) COMPLIANCE STATEMENT

This report is based on accounts that have been subject to review. An unqualified review report has been issued on the financial report.

Signed



C W Foley
Company Secretary

Perth, 18 February 2004

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sons of Gwalia Ltd, I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2003 and the performance for the half-year ended on that date of the consolidated entity; and

   ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P K Lalor
Executive Chairman

Perth, 18 February 2004

INDEPENDENT REVIEW REPORT

To the members of Sons of Gwalia Ltd

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements, the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules, and the directors' declaration for Sons of Gwalia Limited (the company) and the consolidated entity for the 6 months ended 31 December 2003, but excludes the following sections:

- Results for Announcement to the Market;
- Director's Report; and
- Review of Operations.

The consolidated entity comprises both the company and the entities it controlled during that 6 months.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the ASX Listing Rules as they relate to the Appendix 4D, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section of Sons of Gwalia is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Sons of Gwalia Limited and the consolidated entity at 31 December 2003 and of their performance for the 6 months ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Ernst & Young

T. Tidy

V W Tidy
Partner
Perth, 18 February 2004

BEMAX
RESOURCES NL

ABN 60 009 247 858

3 February 2004

The Announcements Officer
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

EXECUTION OF MERGER IMPLEMENTATION AGREEMENT

Following please find a company announcement regarding the execution of the Merger Implementation Agreement by BeMaX Resources NL, Nissho Iwai Corporation and Sons of Gwalia Ltd.

Yours faithfully

Warren Bamford
CFO/Company Secretary

www.bemax.com.au
Phone: (07) 3229 4951

Email: wbamford@bemax.com.au
Facsimile: (07) 3211 8765

3 February 2004

BeMaX, NISSHO IWAI & SONS OF GWALIA EXECUTE THEIR MERGER IMPLEMENTATION AGREEMENT

Pursuant to the completion of the Due Diligence as per the Heads of Agreement signed on 29 October 2003, BeMaX Resources NL ("**BeMaX**") (**ASX: BMX**), Nissho Iwai Corporation and Sons of Gwalia Ltd ("**SGW**") (**ASX: SGW**) today signed a Merger Implementation Agreement.

BeMaX, which owns 100% of the Pooncarie Mineral Sands Project in the Murray Basin, will be the publicly listed entity for the combined assets. Under the merger, the RZM Cable Sands group of companies (100% owned by Nissho Iwai) and 100% of the Murray Basin Titanium Joint Venture ("**MBT**") interests (50% owned by Nissho Iwai and 50% by SGW) will become wholly owned by BeMaX.

The transaction will create a significant new industry leader in the mineral sands industry consolidating established operations in Western Australia, 100% of the MBT and Pooncarie Projects in the Murray Basin and an extensive exploration and ore resource base.

The merged company will have a significant depth of expertise in the development and operation of mineral sands projects, with a strong production base and will be the third largest producer of TiO_2 feedstock in Australia. With the development of the Pooncarie Project production will significantly increase. Once the Pooncarie Project is operational, BeMaX will produce over 800K HMC per year.

The merged group will have a commanding position in the strategically located Murray Basin, regarded as a world-class emerging mineral sands province. The combined resource base of the group (Murray Basin and WA) will be in excess of 70 million tonnes of contained heavy minerals.

The merged group will be able to leverage off synergies created by combining the various operations and personnel into one organisation to significantly reduce the capital cost of the large scale Pooncarie Project development, including benefiting from established infrastructure at the nearby MBT Wemen operations.

The transaction will be satisfied by a combination of cash and the issue of new shares in BeMaX to Nissho Iwai and Sons of Gwalia. Under the agreement:

- the RZM Cable Sands group of companies will become wholly owned subsidiaries of BeMaX and BeMaX will acquire 100% of the MBT mineral sands business;
- BeMaX will issue shares to Nissho Iwai which will result in it owning a 20.3% interest in the share capital of BeMaX;
- BeMax will issue shares to Sons of Gwalia giving it a further 7.6% interest in the share capital of BeMaX.

Additional considerations include:

- The payment to Nissho Iwai of A$15 million on Completion and the (unsecured) deferred payment of A$15 million (payable 2 years after Completion) and a secured deferred payment of A$10.5 million (payable 3 years after Completion) leaving BeMaX with an increase in working capital of A$40 million.

On completion of the merger, the major shareholders of BeMaX will be:

Name	**%**
Cristal Australia Pty Ltd (a wholly owned subsidiary of The National Titanium Dioxide Co Ltd) (**Cristal**)[1]	26.99%
Nissho Iwai	20.30%
SGW (including its existing BeMaX shareholding)	15.36%
Imperial One Limited	6.36%
Other existing BeMaX shareholders	30.99%

Key benefits of the merger include the creation of a substantial mineral sands group with:

- a significant market capitalisation, strong balance sheet and the ability to access international capital markets;
- a strong existing production base across a diverse portfolio of operations;
- the ability to accelerate development of the Pooncarie Project, one of the most significant new mineral sands projects in the world, at a significantly reduced capital cost through the use of the existing assets and infrastructure;
- the ability to take advantage of other development opportunities in Australia's Murray Basin with control of a world-class resource base exceeding 70 million tonnes of contained heavy mineral;
- increased productivity and reduced operating costs through combined synergies; and
- a significantly enhanced marketing position in the global mineral sands industry through increased production.

The merged company will also be well placed to take advantage of strong medium to long-term outlook for TiO_2 feedstock demand, which is closely linked to world GDP growth. Respected industry analysts, TZ Minerals International Pty Ltd (TZMI) have forecast 2.8% demand growth for titanium minerals in 2003, with similar growth forecast for the following two years and increasing to an average annual growth rate of 3% for the period 2006-2010.

The Murray Basin in particular is expected to emerge as a very significant mineral sands province in the next few years as production from established regions declines.

1 Cristal, also holds 50 million options which enable it to increase its percentage to 32.5%.

Approval is required from BeMaX shareholders and a meeting to vote on the proposed transaction will be scheduled at the earliest practical time, currently expected to be early 2004. BeMaX will appoint an independent expert to consider the transactions. BeMaX's largest shareholder, Cristal, has indicated strong support for the merger.

Full details of the transaction will be forwarded to BeMaX shareholders in due course and, assuming the appropriate approvals are received, the transaction is expected to be completed in the March 2004 quarter.

For further information please contact:

Mr Warren Bamford
Company Secretary
BeMaX Resources NL
+61 7 3229 4951

Mr Chris Lalor / Mr David Paull
Sons of Gwalia Ltd
+61 8 9263 5555

Mr Steve Mallyon / Mr David Wood
NM Rothschild & Sons
Financial Advisor to Nissho Iwai Corporation
+612 9323 2000

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

04 MAR -3 AM 7:21

PKL:EF 04.065
2 February 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

RE: TARMOOLA MINE - LEONORA

The Company wishes to advise that further and increased instability has occurred along the eastern wall of the current open pit. For safety reasons, mining activities in the North Pit have therefore been curtailed pending further monitoring of wall movement.

Milling and processing facilities continue to operate and are treating ore from the South Pit, the North Pit run of mine stockpiles and low grade stockpiles. This will maintain operations for in excess of six months pending review of the current mine plan.

Detailed monitoring of the wall movement will continue and mining operations in the North Pit will resume when it is safe to do so.

The slippage in the east wall, which was referred to in the Company's 31 December 2003 Quarterly Report, has been remedied but the slippage, and the ongoing wall movement, are interfering with day-to-day mining operations and access to ore within the existing mine plan.

Ongoing studies and reviews relating to the resource base and mine planning options, including the "big pit" option are continuing. These include a possible cut-back of the eastern wall and/or the development of a larger pit further to the west.

Further information will be provided when available.

Yours faithfully

CHRIS FOLEY
COMPANY SECRETARY

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONS OF GWALIA LTD
ABN	46 008 994 087

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL DOUGLAS HAMILTON
Date of appointment	19 JANUARY 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

04 MAR -3 AM 7:21

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SONS OF GWALIA LTD
ABN	46 008 994 087

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WILLIAM LEEVERS
Date of appointment	27 JANUARY 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

MEDIA Release

GWALIA

20 January 2004

SONS OF GWALIA LTD. RELEASES QUARTERLY REPORT FOR THREE MONTHS ENDING 31 DECEMBER 2003

GOLD PRODUCTION AND CASH COSTS MEET BUDGETARY TARGETS

Sons of Gwalia Ltd. ("the Company") said today that its total gold production for the December 2003 quarter was **140,110 fine ounces** with cash costs for the quarter averaging **$418 per ounce**.

Half year production totalled **296,717 fine ounces** with cash costs averaging **$416 per ounce**.

The Company confirmed its previously advised full year cash cost forecast of between **$420 - $435 per ounce** and full year gold production of approximately **520,000 - 530,000 ounces**.

The average sale price received during the quarter was **$595 per ounce** realising a cash margin of **$177 per ounce**.

QUARTERLY TANTALUM SALES OF 500,240 LBS.

The Company said that its tantalum sales for the quarter were in line with existing contracts and that sales for the full year were anticipated to be approximately **2.1 million lbs.** with all product being sold pursuant to its existing sales contracts.

Sons of Gwalia Ltd
Locked Bag 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au

ENCOURAGING EXPLORATION RESULTS IN BOTH GOLD AND TANTALUM

Underground drilling at the **Marvel Loch Mine** at Southern Cross commenced late in the December quarter. Early drilling results from below the Centre Pit were encouraging and included intercepts of **25.9 metres at 5.03 g/t gold** and **45.3 metres at 2.84 g/t gold**.

Ongoing drilling programmes at the **Tarmoola Mine** also provided encouraging results including **23 metres at 15.8 g/t gold** and **11 metres at 12.4 g/t gold**.

Drilling adjacent to the **Wodgina tantalum open cut** encountered significant, shallow high grade tantalum mineralisation.

SUBSTANTIAL ACTIVITY IN THE CORPORATE AND BUSINESS DEVELOPMENT AREAS

The Company also said that it was reviewing its large landholding in Western Australia where there was good potential for **nickel** sulphide mineralisation. Drilling on its **Coglia Well** nickel project would commence in the March 2004 quarter.

The Company announced the acquisition of a tantalum exploration project in Brazil called **Aracuai**. The Company said that the Aracuai project is potentially a significant strategic asset within the global tantalum industry. Preliminary work had indicated extensive tantalum mineralisation with attractive grades and suitable mineralogy.

The Company also said that its 62 per cent owned subsidiary in Canada (**Pacific Wildcat Resource Corporation Inc.**) had entered into an Option Agreement to explore a gold project in Peru where preliminary exploration work had indicated the potential for bulk tonnage, open cut gold resources.

For more information please contact:
Peter Lalor - Executive Chairman
David Paull - Executive General Manager, Business Development and Marketing
Stephen Thomas - Manager, Investor Relations

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

Mrel/04.034.doc

REPORT ON ACTIVITIES
For The Quarter Ended 31 December 2003

HIGHLIGHTS

BOARD AND MANAGEMENT CHANGES

- The Company announced on 19 January 2004 the appointment of a new Managing Director, a Chairman Elect and changes to the make-up of the Board.

GOLD

- Gold production for the quarter was 140,110 fine ounces with production for the first half of 296,171 ounces.
- Gold production during the second half of the year is expected to be 230,000-240,000 ounces with production for the full year therefore within the forecast target range of 520,000-530,000 ounces. Second half production will be lower due primarily to the closure of the Sons of Gwalia Mine.
- Gold cash costs for the quarter of $418 per ounce, averaging $416 per ounce for the first half.
- Full year annual cash cost of $420-$435 per ounce, as originally forecast.
- Average sale price received for the quarter was $595 realising a cash margin of $177 per ounce.

ADVANCED MINERALS

- Tantalum production for the quarter of 560,821 lbs.
- Quarterly tantalum contracted sales of 500,240 lbs, in line with existing contracts.

EXPLORATION AND RESOURCE DEVELOPMENT

- Underground drilling at Marvel Loch commenced late in the December quarter. Early drilling results from below the Centre Pit were encouraging, including 25.9m @ 5.03g/t and 45.3m @ 2.84g/t.
- Tarmoola drilling programme provides further encouraging results including 23m @ 15.8g/t gold and 11m @ 12.4g/t gold.
- Drilling adjacent to the Wodgina pit has encountered significant shallow high-grade tantalum mineralisation with intersections of 53m @ 719g/t Ta_2O_5, 10m @ 950g/t Ta_2O_5, 6m @ 2351g/t Ta_2O_5 and 8m @ 1392g/t Ta_2O_5.

CORPORATE

- Completion of successful capital raising of $69 million through placement of 19 million shares at a price of $3.35 per share and proceeds from a share purchase plan.
- Signing of a Heads of Agreement to form a new Australian titanium dioxide feedstock producer.
- The Company is reviewing its land holding in Western Australia for the potential of nickel sulphide mineralisation.
- The acquisition of an attractive tantalum exploration project in Brazil ("Aracuai").

EXECUTIVE CHAIRMAN'S COMMENTS

The December 2003 quarter resulted in a continuation of gold production meeting forecast targets both for production and costs. Production and sales of tantalum also met operational and sales targets with increased sales of lithium forecast for the full year.

Gold production for the quarter was 140,110 ounces and was produced at a cash cost of A$418 per ounce. This resulted in the first half cash cost of production being A$416 per ounce, which was in line with the Company's expectations. Full year cash costs are still estimated to be in line with the original forecast of $420-$435 per ounce.

Geotechnical issues at the Tarmoola operation and variable metallurgical recoveries from the Wodgina Tantalum Mine will require ongoing review and attention in the future.

During the quarter, the Company continued to reduce the size of its gold and foreign exchange hedge books. The increase in the value of the Australian dollar as against the US dollar suggests that a large number of contingent positions held by the Company to deliver US dollars in the future may not exist. To a degree, the potential exposure to the A$ exchange rate in the 2004-05 year from this is negated by put options that the Company owns at around 0.70c.

In terms of exploration, the Company has major drilling programmes currently taking place with results expected in the March quarter. Some early results from the Marvel Loch underground drilling were encouraging as were those from the ongoing drilling program at the Tarmoola Mine.

Drilling adjacent to the existing Wodgina Open Pit also encountered significant shallow high grade tantalum mineralisation.

The Company holds nickel projects and large ground positions which have significant potential for nickel mineralisation. The Company is currently conducting detailed reviews of these assets and their potential given the strong nickel price and near term outlook. A drilling programme at the Coglia Well lateritic nickel project is in progress and the Company's objective is to form a view as soon as possible as to how best to optimise the value of the Company's nickel assets and their prospectivity in the future.

The acquisition of the Aracuai tantalum project in Brazil provides the Company with the option of assessing what appears to be a potentially large tantalum resource. This move is consistent with the Company's objective to maintain its position as the world's leading tantalum producer and the need to be competitive in terms of both our resource base and our ability to cost effectively supply the tantalum industry on a sustainable basis in the future.

Board of Directors and Management Change

On 19 January 2004, the Company announced to the Australian Stock Exchange the appointment of a Managing Director, a Chairman Elect and the structure of a new and expanded Board.

Mr John Leevers will become Managing Director, effective 27 January 2004 and Mr Neil Hamilton was appointed to the Board as a Non-Executive Director. Mr Hamilton will assume the role of Non-Executive Chairman in April 2004 following the retirements at that date of Mr Peter Lalor, the current Executive Chairman, and Mr Chris Lalor, an Executive Director of the Company.

During the transition period, the Company will also appoint two additional Non-Executive Directors to the Board.

Peter Lalor
Executive Chairman
20 January 2004

GOLD OVERVIEW

PRODUCTION

Gold production for the December quarter totalled 140,110 fine ounces. Gold was produced at an average cash cost of $418 per ounce and sold at $595 per ounce. This returned a cash margin of $177 per ounce. The average spot price for the quarter was $547 per ounce and the spot price at the date of this report is $540 per ounce.

SONS OF GWALIA EQUITY GOLD PRODUCTION					
Operation	**Tonnes Milled**	**Head Grade (g/t)**	**Production ounces**	**Cash Cost/oz**	**Total Cost/oz**
Leonora Operations					
Sons of Gwalia Operations					
Gwalia Stockpile	299,820	1.50	13,569		
Tower Hill Stockpile	21,912	0.90	568		
Sundry	1,270	9.65	405		
Tarmoola Operations					
Tarmoola Open Cut	811,287	1.42	35,213		
Jasper Stockpile	111,449	0.82	2,789		
LEONORA REGION	**1,245,738**	**1.39**	**52,544**	**408**	**485**
Southern Cross Region					
Marvel Loch Open Cut	334,005	2.26	22,947		
Golden Pig High Grade	63,904	8.19	15,942		
Cornishman (51%)	98,495	2.65	7,964		
Sundry	2,016	21.17	1,292		
SOUTHERN CROSS REGION	**498,420**	**3.17**	**48,145**	**437**	**557**
South Laverton Region					
Carosue Dam					
Karari	265,253	1.01	8,047		
Twin Peaks	172,592	3.21	17,506		
Safari Bore	194,439	2.29	13,868		
SOUTH LAVERTON REGION	**632,284**	**2.00**	**39,421**	**406**	**523**
TOTAL GOLD PRODUCTION	**2,376,442**	**1.93**	**140,110**	**418**	**521**

NOTE:

(a) "Cash (operating) costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.

(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.

(c) The Sons of Gwalia equity accounted Southern Cross Region production of 48,145 ounces reflects the contribution of 51% Cornishman as part of the Troy Joint Venture.

LEONORA REGION


THUNDERBOX
TARMOOLA
RAINBOW
KAILIS
SONS OF GWALIA
Leonora
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Production for the quarter from the Sons of Gwalia and Tarmoola operations was 52,544 fine ounces at a cash cost of $408 per ounce.

Sons of Gwalia Mine

Production for the quarter was 14,542 fine ounces. Production exceeded budget and came mostly from the treatment of stockpiles from the Gwalia Open Pit. Processing operations were completed early in December 2003 and the plant has been placed on care and maintenance.

Tarmoola Operations

Gold production for the quarter was 38,002 fine ounces. This production was predominantly sourced from the Tarmoola North 5 North and North 5 South areas in the North Pit, with the oxide component of mill feed being sourced from the Jasper stockpiles. A minor slippage and increased instability in the eastern wall of the pit will require detailed investigation in relation to the potential for larger pit options.

The mill continues to perform well with year-to-date throughput at a rate of 3.76Mtpa.

LEONORA REGION – DEVELOPMENT

Rainbow (2.5km south of Tarmoola)

Drilling has indicated near surface gold mineralisation in laterite with underlying supergene mineralisation, which was intersected in the holes reported below.

Hole ID	Depth (m)	Interval (m)	Grade
RRC0360	39	10	4.4
RRC0362	52	4	7.0
RRC0365	47	11	1.9

The mineralisation is open to the north and south and at depth and represents an important oxide ore source for the Tarmoola mill.

Resource modelling will now be undertaken with the objective of developing a shallow open cut resource to be treated at the Tarmoola Plant.

Tarmoola Canyon Granites Drilling Programme

Forty six reverse circulation drill holes were completed along the western flank of the Tarmoola North Pit during the quarter. This targeted potential shallow gold mineralisation adjacent to and outside the present North Pit design. In addition, sixteen reverse circulation drill holes were completed to test for depth extensions below the current Tarmoola South Pit.

Better intersections from the Western Flank drilling include:

Hole ID	Depth (m)	Interval (m)	Grade
TARC3656	7	16	2.5
	86	12	2.4
TARC3668	29	23	15.8
TARC3680	89	9	22.3
TARC3699	27	16	3.7
TARC3701	44	11	8.1

Better intersections from the South Pit drilling include:

Hole ID	Depth (m)	Interval (m)	Grade
TARC3675	140	9	8.2
TARC3690	12	17	4.6
TARC3698	7	10	3.3
TARC3702	96	11	12.4

These encouraging results will be combined with results of current drill programmes and operational knowledge of recent north-east wall instability to determine the viability of a large scale open pit mining option at Tarmoola.

Gwalia Deeps

The development of Gwalia Deeps continues to be reviewed with the focus on extending the existing decline from its depth of 375 metres to the top of the Deeps (at approximately 1,000 metres) as the basis for future development.

Completion of a scoping study suggests that on a preliminary basis, at current gold prices, the extension of the existing decline represents an economic alternative for the development of Gwalia Deeps. However, acceptable rates of return will require the delineation of increased ounces in the economic model. The existing resources are open at depth and are limited only by insufficient drill information. A geological and resource model review is also in progress and is providing encouragement for the consideration of extending the mineralisation a further 400 metres to a total depth of 2,000 metres by drilling from the surface.

Kailis [28km south of Tarmoola]

A further forty-four shallow reverse circulation drill holes were completed to test eastern extensions of the Kailis Shear zone. This drilling has continued to provide encouraging intercepts at shallow depths. An updated resource model and mine optimisation study will be completed.

Better intersections include:

Hole ID	Depth (m)	Interval (m)	Grade
KARC0141	31	4	13.7
KARC0145	8	3	21.2
KARC0151	10	9	2.5
KARC0162	12	4	10.5
KARC0172	12	13	2.9

SOUTHERN CROSS REGION


Bullfinch
SOUTHERN CROSS JV
GOLDEN PIG
Southern Cross
CORNISHMAN
Westonia
MARVEL LOCH
HERCULES
YILGARN STAR
BOUNTY
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Southern Cross Operations

Production for the quarter was 48,145 fine ounces at a cash cost of $437 per ounce.

Marvel Loch

Open pit mining temporarily ceased in October following the completion of the contract for conventional open pit mining. Ore production recommenced in early January, ultilising the in-wall ramp for ore haulage. Cooks Construction has been awarded the mining contract for the completion of the South Pit Extension and ore haulage through to late 2005.

Golden Pig Underground

Pre-production and grades have exceeded expectations with higher grades being mined from both development and production stopes.

Cornishman Open Pit (51%)

Mining of Stage 4 (South end cut back) continued during the quarter down to design depth (295 mRL). Ore grades were below expectations due to the discontinuous nature of shear zone related mineralisation. Mining is expected to be completed in February 2004 with stockpiles to be processed over the remainder of the financial year.

SOUTHERN CROSS REGION – DEVELOPMENT

Marvel Loch Underground Development and South Pit Extension

Development of the South Pit Extension Ramp progressed well with access to the base of the pit from the in-wall ramp established ready for production haulage. Work is also proceeding well on the North decline and will provide access for the drilling of the resources below Centre Pit and North Pit and for production access to the Sherwood and Undaunted lodes below North Pit.

Yilgarn Star Underground

Currently the mine is on care and maintenance after the completion of the Premier Deeps drilling program. A feasibility study is being undertaken to determine the viability of the existing resource and a comprehensive review of potential extension to high grade mineralisation has commenced.

SOUTHERN CROSS REGION – EXPLORATION

Marvel Loch Mine

A major drilling programme to delineate resources and reserves to 500 metres below surface at Marvel Loch commenced late in the quarter. Drill access for the three rigs currently operating is from the newly developed North decline, beneath North Pit.

This drilling program is at an early stage and drilling of the primary targets (ie. the North and South Lodes) will take place as drill access becomes available.

The results include 25.9m @ 5.03g/t (CUG 006, 300m below surface) and 45.3m @ 2.84g/t (CUG 004, 380m below surface) and are from the initial testing below the Centre Pit, as shown below.

Marvel Loch Underground Drilling Programme and Results


South
North
South Pit
Centre Pit
North Pit
0m
Tunnel Portal
CURRENT PIT
South Pit Extension Ramp
North Decline
250m
FINAL PIT (Tunnel Pit)
25.9m@5.03g/t Au
45.3m@2.84g/t Au
500m
Exploration Targets to 500 metres below surface
750m
250m
gxm Gold
1 - 2
2 - 5
5 - 15
15 - 30
>30

Golden Pig

The ongoing strong performance of the Golden Pig Mine has provided the encouragement to explore for depth and lateral extensions.

An important result included an intersection of 2.2m @ 9.2g/t from 419m, approximately 150 metres below the current underground workings. Also GPRC588 intersected 37m @ 2.0g/t from a shallow depth of 20 metres at the south end of the mine area.

Significant results include:

Hole ID	Northing	Easting	RL	Dip	From (m)	Interval (m)	Grade
GPD3283	13,120	4,734	1,198	-75	88.00	3.0	5.2
GPRC588	13,170	4,892	1,374	-81	20.00	4.0	2.4
	13,170	4,892	1,374	-81	34.00	7.0	6.8
GPRC598	13,227	4,810	1,370	-52	38.00	8.0	2.6
GPRCD564	14,740	4,648	1,348	-60	154.00	2.2	2.8
	14,740	4,648	1,348	-60	317.10	2.8	2.1
GPRCD574	14,180	4,620	1,357	-57	181.30	4.7	6.2
GPRCD575	14,180	4,617	1,357	-63	143.70	0.3	15.1
GPRCD577	14,220	4,622	1,356	-60	178.50	0.6	7.2
GPRCD579	14,405	4,492	1,354	-60	419.10	2.2	9.2
	14,405	4,492	1,354	-60	433.68	0.5	9.1

SOUTH LAVERTON REGION


Laverton Tectonic Zone
RED OCTOBER
SAFARI BORE
DEEP SOUTH
PORPHYRY
Haul Road
FAR EAST
MEMPHIS
TWIN PEAKS
ELLIOTS LODE
CAROSUE DAM MINE CORRIDOR
CAROSUE DAM
Keith-Kilkenny Tectonic Zone
N
25
kilometres
Laverton
Leonora
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements & Joint Ventures
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Carosue Dam Operations

Production for the quarter was 39,421 fine ounces at a cash cost of $406 per ounce. Production was down on forecast as a result of a cut back of the Twin Peaks west wall as a consequence of geotechnical instability, a change in drill and blast contractors within the open pits and lower than forecast equipment productivities from multiple pits.

Forecast production for the 2003-04 financial year remains at around 180,000 fine ounces.

Production for the quarter was primarily from the Safari Bore and Twin Peaks open pits.

Production for the March quarter will continue from the Safari Bore and Twin Peaks open pits, with Deep South open pit beginning to produce late in the quarter.

SOUTH LAVERTON REGION – EXPLORATION

Carosue Dam Mine Corridor

Reverse circulation and aircore drilling programmes continue to test several targets in the twenty-five kilometre-long Carosue Dam Mine Corridor, which encompasses the main zone of alteration hosting the Carosue Dam operation and other gold deposits in the region.

Memphis

Reverse circulation drilling at Memphis, five kilometres north-west of the open cut mining operation at Twin Peaks, intersected 6m @ 3.7g/t from 141 metres, with associated Karari style alteration. Exploration will continue into next quarter.

Red October

Reverse circulation and diamond drilling was completed at Red October during the quarter. High grade intersections included 1.5m @ 42.6g/t from a depth of 149 metres and 4.6m @ 16.3g/t at a depth of 198 metres. The drilling increased geological confidence by confirming the continuity of high grade gold mineralisation and improving understanding of the distribution of high grade shoots within the upper levels of the proposed underground mine. The drilling indicated slightly narrower zones of mineralisation than previously identified and more complex metallurgy. The drilling has provided core samples for further metallurgical test work.

Assay results from reverse circulation samples and selected diamond core intervals include:

Hole Id	North	East	Dip	Depth (m)	From (m)	Interval (m)	Grade (g/t Au)
ROC411	10140	4940	-50	180	118	4.0	9.5
					140	5.0	3.9
ROC413	9900	4900	-50	221	187	13.0	10.2
ROC414	9940	4870	-50	220	203	1.0	49.9
					210	7.0	3.3
ROD138	10140	4910	-50	200	138	0.5	219.0
					180	10.1	4.8
ROD139	10146	4940	-60	180	149	1.4	42.6
ROD140	9860	4905	-55	220	198	4.6	16.3

The recent drilling and geological review has provided additional targets for further high grade shoots and these will be drilled in the March quarter.

ADVANCED MINERALS

PRODUCTION AND SALES

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	Unit	13 weeks ending 31.03.03	13 weeks ending 30.06.03	13 weeks ending 30.09.03	13 weeks ending 31.12.03	Rolling Annual Result
Greenbushes Tantalum[b]						
- Produced	Lbs Ta_2O_5	236,856	255,998	257,444	261,641	1,011,939
Wodgina Tantalum[b]						
- Produced	Lbs Ta_2O_5	195,831	271,974	279,175	299,180	1,046,160
TOTAL TANTALUM PRODUCED		**432,687**	**527,972**	**536,619**	**560,821**	**2,058,099**
TOTAL TANTALUM SOLD		**540,463**	**656,633**	**408,027**	**500,240**	**2,105,363**
Tin						
- Produced	Tonnes	136	157	166	138	597
- Sold		151	185	126	166	628
Lithium / Spodumene						
- Produced	Tonnes	26,044	26,665	33,124	34,703	120,536
- Sold		28,245	34,242	21,531	29,266	113,284
Kaolin						
- Produced	Tonnes	-	-	45	0	45
- Sold		1,580	120	106	168	1,974
Murray Basin JV[a]						
- Rutile Produced	Tonnes	8,354	5,131	728	4,296	18,509
- Rutile Sold		11,910	1,208	10,944	594	24,656
- Zircon Produced	Tonnes	2,515	2,872	295	1,765	7,447
- Zircon Sold		2,327	2,915	1,596	1,694	8,532
- Ilmenite Produced	Tonnes	955	21,898	2,769	7,222	32,844
- Ilmenite Sold		30,105	20,117	64	5,618	55,904
TOTAL HM PRODUCED		**11,824**	**29,901**	**3,792**	**13,283**	**58,800**
TOTAL HM SOLD		**44,342**	**24,240**	**12,604**	**7,906**	**89,092**

(a) All figures are 100%.
(b) Ta figures include production from various tribute contracts.

ADVANCED MINERALS – SALES

The Company's tantalum sales of 500,240 lbs for the quarter were in line with its contractual arrangements and reflects normal seasonal variations in sales within the year.

ADVANCED MINERALS – PRODUCTION

Greenbushes Mine

Greenbushes produced 261,641 lbs of Ta_2O_5, 138 tonnes of tin and 34,703 tonnes of lithium concentrates during the quarter.

Tantalum and tin production were in line with budget and similar to last quarter. A feasibility study to reopen the underground mine in January 2005 was commenced. This would provide much higher grade ore, particularly given the forecast lower grade, higher cost ore, in the existing open cut mine.

The mine operated at close to full lithium production capacity as the market strength in this commodity continues.

Wodgina Mine

Wodgina produced 299,000 lbs of Ta_2O_5 during the quarter. As mining proceeded in deeper parts of the Wodgina Pit changes in the mineralogical characteristics of the material mined were encountered. These changes will require improved mine scheduling and mill adjustments to mitigate adverse impact on metallurgical recovery in the future.

Murray Basin Mineral Sands Joint Venture (50%)

Operations are winding down and will close at the completion of mining of the Wemen North ore body in January 2004. At the end of the calendar year there were approximately 22,000 tonnes of heavy mineral intermediate product stockpiled at Portland. This will be processed to final product in Bunbury during the March quarter of 2004.

ADVANCED MINERALS - EXPLORATION

Wodgina

Present operations at Wodgina are centred on the Mt Cassiterite Pit and reserve grades are currently around 370g/t Ta_2O_5. A program of reverse circulation drilling at Mt Tinstone, located immediately south of the Mt Cassiterite Pit, was completed during the quarter. The program has identified significant tonnages of near surface high grade tantalum mineralisation within the interpreted extensions of the Mt Cassiterite pegmatite system. In-fill drilling to assist with developing a resource estimate will continue during the next quarter. Better results include:

Hole ID	Easting	Northing	Dip/ Azim.	From (m)	Interval (m)	Grade (g/t Ta_2O_5)
TNC002	10824.669	19775.670	-90	0	2	355
				32	3	700
				77	1	1547
				79	28	320
TNC003	10896.486	19679.891	-60/090	67	53	719
			(Incl.	97	23	1073)
				140	5	800
TNC026	10901.019	19777.480	-60/090	0	3	480
				28	6	545
				49	29	421
				85	25	496
				115	13	900
			(Incl.	103	7	1024)
TNC027	10939.698	19784.088	-60/090	17	26	656
			(Incl.	18	10	950)
				52	4	481
TNC028	10825.299	19624.979	-60/090	54	2	1469
				93	6	2351
TNC029	10900.043	19624.970	-60/090	67	14	307
				81	2	3962
				97	12	547
TNC030	10777.739	19574.764	-60/090	67	3	739
				94	8	1392
				133	14	1302
TNC031	10824.781	19575.188	-60/090	152	35	701
TNC032	10899.832	19574.996	-60/090	72	7	1277
				96	5	869
				144	4	1485

TANTALUM MARKET

Tantalum Contracts

The Company sells its tantalum concentrates from its two mines under long-term contracts to its two customers, Cabot Corporation and HC Starck (a member of the Bayer Group). These contracts currently extend to December 2005. The contracts renewal process is estimated to conclude by the end of the financial year.

Tantalum Demand

The major end-users for tantalum are in electronics, mill products and super alloys.


Ingot
9%
Scrap Metal
4%
Powder
(Electronics)
49%
Chemicals
11%
Carbides
13%
Mill Products
14%

There are growing indications that the information technology, telecommunications and consumer electronics industries are in a sustained period of recovery. This recovery will continue to have a positive impact on demand for tantalum capacitors used in electronic componentry. Tantalum capacitor manufacturing capacity utilisation continues to improve quarter on quarter. The main drivers of growth have been a robust consumer electronics sector, which use large numbers of small capacitors. Large case size capacitors are used heavily in telecommunications infrastructure and large data processing network hardware. These are two areas, which are expected to improve in 2004 and lead to increased tantalum demand and higher spot tantalum pricing.

REVIEW OF THE COMPANY'S NICKEL INTERESTS

The Company has commenced a review of its nickel assets and land holdings in Southern Cross and the North Eastern Goldfields, which are prospective for nickel sulphide mineralisation.

Coglia Well Lateritic Nickel Project (100%)

During the quarter, the Company completed a desktop scoping study of the laterite mineralisation within the Coglia Well Project, which is located 80 kilometres south-east of Laverton. This study justified an additional programme to in-fill two smaller zones of higher grade mineralisation. This drilling programme will be completed in February 2004.

Previously reported drilling results from Coglia Well within these zones included:

Hole ID			
CGC722	15m @ 1.62% Ni	and	0.08% Co from 42m
CGC735	15m @ 1.22% Ni	and	0.22% Co from 21m
CGC719	40m @ 1.42% Ni	and	0.13% Co from 22m
CGC720	32m @ 1.45% Ni	and	0.13% Co from 22m

This in-fill programme will allow for part of the mineralisation to be categorised as a resource and provide additional sample material for metallurgical testwork.

Should this in-fill drilling programme confirm the continuity of the grade of this mineralisation, Coglia Well would contain one of the highest grade lateritic nickel/cobalt resources in Western Australia.

Potential Nickel in Company's Land Holdings

This review includes reassessing geological data over existing land holdings to identify prospective targets for nickel sulphide mineralisation. This review has already identified a number of large anomalies worthy of follow-up drill testing.

Early results from the review of geological and airborne magnetic data of the Leonora land holdings is the identification of a potential ultramafic sequence favourable for the occurrence of nickel sulphide mineralisation.

The recent nickel sulphide discoveries at Waterloo and Amorac are just to the north of the Company's land holdings in this region.

CORPORATE

Capital Raising

The Company successfully raised $63.6 million through the placement of 19 million shares at a price of $3.35 per share.

Around 2.4 million shares were also issued through a Share Purchase Plan, which was also offered to shareholders at the same price as the placement.

The funds raised were applied to the repayment of existing Australian bilateral debt facilities, which have been maintained and will become available should they be required for future working capital purposes.

The placement represents a further step in the range of initiatives currently being undertaken by the Company, which are aimed at improving the performance of the key operating divisions and strengthening the Company's balance sheet.

Merger of Mineral Sands Assets to Form Major New Australian Mineral Sands Company

The Company has signed a Heads of Agreement with BeMax Resources NL and Nissho Iwai Corporation to merge their Australian mineral sands assets.

BeMax, which owns 100% of the Pooncarie Mineral Sands Project in the Murray Basin, will be the publicly listed entity for the combined assets. The Company will have a 15% interest in the new entity.

Under the merger, the RZM Cable Sands group of companies (100% owned by Nissho Iwai) and 100% of the Murray Basin Titanium Joint Venture interests (50% owned by the Company and 50% owned by Nissho Iwai) will become wholly owned by BeMax.

The transaction will create a significant new industry leader in the mineral sands industry consolidating established operations in Western Australia, 100% of the MBT and Pooncarie Projects in the Murray Basin and an extensive exploration and reserve base.

The transaction is subject to due diligence and documentation on or before 31 March 2004.

Acquisition of the Aracuai high-grade tantalum project, Minas Gerais, Brazil

The Company has entered into an agreement to acquire an 80% interest in the Aracuai tantalum exploration project which is located 700 kilometres north of Rio de Janerio. The Company's strategy is to assess the project over the next twelve months prior to making additional financial commitments to acquire the property.

The Aracuai project is potentially a significant strategic asset in the global tantalum industry.

The project comprises high grade tantalum tin mineralisation associated with multiple pegmatite dykes and stacked sheets within a regional batholith. The mineralisation is extensive, near surface and not dissimilar to the Wodgina style of mineralisation and has the potential for large tonnage, low cost open pit mining.

Preliminary assaying and metallurgical work has been carried out on samples from the numerous shallow old pits that exist. This preliminary work indicates extensive mineralisation with attractive grades of up to 800ppm Ta_2O_5, suitable mineralogy for tantalum and tin concentration and below detection limit of impurity elements. At this stage, no JORC compliant resource has been delineated and significant drilling would need to be carried out to achieve this.

The terms and conditions of the acquisition of the Aracuai project are as follows:

- The Company has acquired a 100% interest in an unlisted United Kingdom company called Tanex Resources PLC ("Tanex"). Tanex holds an 80% interest in the Aracuai project and has an option to acquire the remaining 20% interest by the payment of US$1.1 million.

The consideration to acquire Tanex includes:

- A cash payment of US$80,000.

- The issuance of contingent notes, which may be redeemed for either A$250,000 cash or 110,000 shares in the Company. The terms of the contingent notes provide that they only become due and payable if the Company decides to continue to explore/develop the project post January 2005.

- The payment of US$165,000 should the Company wish to proceed with the project post January 2005.

Pacific Wildcat Resources Corporation Ltd ("PAW") (62%)

The Company owns 62% of PAW, which is a listed entity on the Canadian Securities Market.

PAW has acquired up to a 100% interest in a gold/copper prospect in Peru. The 38 square kilometre property is well located being only 3 kilometres in-land from the Pan American Highway. The mineralisation noted to date has features typical of a porphyry gold/copper style. The principal exploration target is a large tonnage gold and copper sheeted vein and breccia system hidden under transported cover.

The deal is subject to ongoing exploration expenditure requirements and the payment of deferred consideration. PAW may exit at any time.

FINANCE OVERVIEW

As at 31 December 2003, the Company had:

- cash and cash equivalent on hand of approximately A$35 million;
- US$170 million of private placement notes outstanding with an A$ value of A$229 million;
- A$ facilities of $71.5 million with A$67 million undrawn.

HEDGING

The Company's hedging policies with respect to gold and foreign exchange remain in place to secure the revenue streams for both the Gold and Minerals divisions through appropriately structured hedging instruments.

From time to time, opportunities will arise to simplify, better match or reduce the level of commitments as part of overall risk management strategy and practices.

The current quarter continued to see reductions in both the gold and foreign exchange hedge books.

GOLD HEDGE BOOK

A summary of the hedge position at 31 December 2003 is as follows:

Sons of Gwalia Gold Hedging Summary				
		A$ Contracts	**US$ Contracts**	**Total**
Put Options	oz	1,869,168	Nil	1,869,168
Convertible Puts / Forwards	oz	313,760	Nil	313,760
Forward Sales	oz	809,319	67,400	876,719
Average Hedged Price/oz	$	585	368	-

In addition, the Company has granted 511,610 ounces in calls at $568 average and 128,700 ounces in contingent calls. The contingent calls will only come into existence if the spot price exceeds A$540 at particular, specified dates in the future. Also outstanding at 31 December 2003 were 24,000 ounces in sold puts granted by the Company at US$380 strike. These puts potentially reduce the Company's hedging position at prices below US$380 as the Company would be obliged to purchase gold in settlement of each position.

The Company produced 140,110 ounces during the quarter, which it delivered into hedges at A$595 per ounce. The Company anticipates that its full year production will total approximately 520,000-530,000 ounces, which it targets to sell at A$590-A$600 per ounce.

The mark-to-market value of the gold hedge and options book at 31 December 2003 was negative A$382 million. This calculation was based on a spot gold price of A$554 per ounce (US$415 gold price and A$/US$0.7488 exchange rate).

A table of the Company's gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

FOREIGN EXCHANGE

The current quarter saw the Company continue to reduce the size of its US$ hedging commitments. This was achieved through a combination of delivering US$ revenues into maturing hedge contracts, as well as through sold out-of-money US$ calls lapsing and contingent positions knocking-out as a result of higher exchange rates.

During earlier restructures, the Company negotiated a feature whereby at higher A$/US$ exchange rates, the Company would receive bought A$/US$ puts at around 0.70c. This has now occurred and US$100 million in bought A$/US$ puts have been added between 2004-06. These bought A$/US$ put options now have significant value given the current spot exchange rates are well above 0.70c. These are exercisable at the Company's option and are not commitments of the Company. The impact of the bought puts on the Company's hedge cover is shown below.

Hedging and Commitments (US$ millions)	FY2004	FY2005	FY2006	FY2007-09
Hedge cover				
Forwards	37.7	4.0	44.1	248.1
Purchased US$ puts	22.8	58.6	20.0	-
Total hedging	60.5	62.6	64.1	248.1
	0.7150	0.6950	0.6950	0.7150
Potential Commitments				
Sold US$ calls	14.4	25.0	-	34.0
Sold Contingent US$ Calls(i)	28.4	187.6	84.6	-
Potential Commitments(ii)	42.8	212.6	84.6	34.0

(i) Contingent positions are structured so that if the A$/US$ spot rate is above the applicable barrier levels at specified dates in the future, each contingent position will no longer exist. None of the positions will exist at a spot rate of A$/US$ 0.65 or higher. The mark to market value of the foreign exchange hedge and options book at 31 December 2003 was negative A$22.9 million. This calculation was based on a spot exchange rate of A$/US$ 0.7488.

(ii) Maximum commitments will comprise forwards above and potential commitments.

GOLD HEDGING SCHEDULE AS AT 31 DECEMBER 2003

		2003/04	2004/05	2005/06	2006/07	Balance	Total
Forward Sales							
A$ denominated		113,212	229,550	129,850	66,595	270,113	809,319
ENRP		594	555	520	500	559	551
US$ denominated		30,000	37,400	0	0	0	67,400
ENRP		368	368	0	0	0	368
Put Options Purchased							
A$ denominated		130,000	275,125	450,250	404,606	636,188	1,869,168
ENRP		600	589	598	601	608	601
Convertible Puts							
A$ denominated		0	0	0	30,000	40,000	70,000
ENRP		0	0	0	640	640	614
Convertible Forwards							
A$ denominated		0	29,960	29,960	29,960	153,880	243,760
		0	600	600	600	606	604
Calls Sold							
A$ denominated		44,250	136,760	153,100	106,600	70,900	511,610
ENRP		575	575	561	559	575	568
US$ denominated		0	0	0	0	0	0
ENRP		0	0	0	0	0	0
Contingent Calls Sold							
A$ denominated		42,900	42,900	42,900	0	0	128,700
Strike		525	525	525	0	0	525
Trigger		540	540	540	0	0	540
GOLD PURCHASED							
Put Options Sold							
US$ denominated		0	0	24,000	0	0	24,000
ENRP		0	0	380	0	0	380
Committed ounces - A$ hedging	(i)	200,362	439,170	355,810	233,155	534,893	1,763,389
ENRP/Strike A$/oz		575	561	545	558	577	564
Committed ounces - US$ hedging	(i)	30,000	37,400	0	0	0	67,400
ENRP/Strike US$/oz		368	368	0	0	0	368
Uncommitted - A$ hedging	*(ii)*	103,000	275,125	450,250	404,606	636,188	1,869,168
ENRP/Strike A$/oz		600	589	598	601	608	601
Total committed/uncommitted	(iii)	333,362	751,695	806,060	637,760	1,171,080	3,699,757

ENRP is after allowing for gold lease rates at an average of 1.23% on 2,992,006 ounces. Of the remaining hedges, 286,599 ounces are hedged at fully fixed gold lease rates and 421,352 ounces are hedged on an indexed lease rate basis.

(i) Committed ounces comprise forward sales, convertible puts and forwards and sold calls

(ii) Uncommitted hedging comprises puts.

(iii) The mark-to-market value of the gold hedge book at 31 December 2003 was negative A$382 million.

INVESTOR INFORMATION AS AT 20 FEBRUARY 2004

Directors

P K Lalor	Executive Chairman
C J Lalor	Executive Director – Services
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director
N D Hamilton	Non-Executive Director

Senior Group Management

D A Paull	Exec General Mgr, Business Development and Marketing
L Tonkin	Exec General Mgr, Operations
K P Watkins	Exec General Mgr, Resources
M D Bale	General Mgr, Minerals

Note:
John Leevers was appointed Managing Director of the Company on 19 January 2004 effective 27 January 2004.

Issued Capital

The current issued capital of the Company is 188,184,938 shares.

Major Shareholders

Teck Cominco Limited
Franklin Templeton Group
Cabot Corporation
Goldman Sachs J B Were Group
Aviva Group (Portfolio Partners Limited)

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA
Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Registered and Principal Office

16 Parliament Place
West Perth WA 6005
Tel: (618) 9263 5555
Fax: (618) 9481 1271
Email: gwalia@sog.com.au
Website: www.sog.com.au

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000
Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

Enquiries concerning this Report may be directed to:

Peter Lalor – Executive Chairman
David Paull – Exec General Mgr, Business Development and Marketing
Stephen Thomas – Manager, Investor Relations

This Report is also available on our website: www.sog.com.au

Australian Gold Council
Level 16
99 Walker Street
North Sydney NSW 2000
Tel: (612) 9923 2446
Fax: (612) 9923 1130
Email: email@australiangold.org.au

SONS OF GWALIA LTD
ACN 008 994 287

04 MAR -9 AM 7:21

GWALIA

PKL:EF 04.006B
19 January 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

APPOINTMENT OF MANAGING DIRECTOR, NON-EXECUTIVE CHAIRMAN AND CHANGES TO THE BOARD OF DIRECTORS

Sons of Gwalia Ltd. ("the Company") today announced the appointment of a new Managing Director and the proposed appointments of a Non-Executive Chairman and additional Non-Executive Directors.

APPOINTMENT OF MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Company today announced the appointment of Mr John Leevers as Managing Director and Chief Executive Officer effective from 27 January 2004.

Mr Leevers has had a long and successful career encompassing Chief Executive and senior management positions in diverse sectors and companies of varying size covering a range of industry products and services both within Australia and overseas.

Mr Leevers held senior management positions with the Pioneer International Group, both in Australia and overseas, for over twenty-five years. These included the positions of Managing Director for Pioneer International's United Kingdom, Israeli and Italian companies.

The UK business of Pioneer International was the Pioneer Group's largest overseas investment at the time. The Company operated throughout the UK with over 200 production facilities, generating annual revenue of approximately $500 million.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

His last position at Pioneer was Chief General Manager of the Australian Building Products Group. This Group employed approximately one thousand personnel and was subsequently sold by Pioneer.

From 2000 to 2002, he was the Group Managing Director of PMP Print which was the largest division of PMP Ltd. PMP Print is the largest commercial print company in Australia and New Zealand with turnover, at that time, of over $850 million employing over 3,000 people in both countries.

John Leevers holds a Bachelor of Science degree from the University of Sydney, majoring in Geology, and has attended Advanced Management Programmes at the Wharton School at the University of Pennsylvania in the USA and the Henley Management College in the UK.

Mr Leevers will re-locate from Sydney to Perth to take up his position at Gwalia.

APPOINTMENT OF FUTURE NON-EXECUTIVE CHAIRMAN

The Company today also announced the appointment of Mr Neil Hamilton as a Non-Executive Director of the Company. Mr Hamilton will subsequently assume the position of Non-Executive Chairman of the Company in April 2004.

Neil Hamilton has had a distinguished and successful career as a lawyer and businessman, both within Western Australian and inter-State, and is a highly experienced Chairman.

He holds a law degree from the University of Western Australia and was a partner in the Perth based law firm of Robinson Cox (now Clayton Utz) prior to his move to the business sector.

His current and past positions include:

- Deputy Chairman of Western Power Corporation which is Western Australia's State owned and sole Electricity Utility.

- Non-Executive Director of the Insurance Australia Group ("IAG") which is Australasia's leading general insurance group.

- Chairman of Iress Market Technology Ltd

- Chairman of Integrated Group Ltd.

- From 1988 to 1996 he was both a Director and Chairman of Challenge Bank Ltd. which was subsequently acquired by Westpac.

CHANGES TO THE BOARD OF DIRECTORS

Simultaneously with Mr Hamilton taking up the position of Non-Executive Chairman of the Company in April 2004, the existing Chairman, Mr Peter Lalor, and Mr Chris Lalor, an Executive Director of the Company, will retire from the Company they founded approximately twenty-two years ago.

In addition, at least two new Non-Executive Directors with appropriate skills are anticipated to be appointed between now and the appointment of Mr Hamilton to the Chair in April. The Board will then comprise a Non-Executive Chairman, the Managing Director and not less than four Non-Executive Directors.

Gwalia's Chairman, Mr Peter Lalor, said: "Mr Leevers will bring a wealth of experience and strong business skills to the organisation. He has an excellent record of achievement in large businesses in Europe and Australia over a long period of time."

"Neil Hamilton's appointment to the Board of the Company, and eventual role as Chairman of the Board, will provide a highly experienced Chairman with strong business contacts and commercial skills encompassing a number of industries across Australia."

Mr Lalor also said "the appointments of Directors of the calibre of Neil Hamilton and John Leevers will provide the Company with both an orderly transition pending the retirement of myself and Chris Lalor and proven Board and management expertise to progress the Company's fortunes in the future".

Details of Mr John Leevers' remuneration package are set out in the accompanying attachment.

Yours faithfully

CHRISTOPHER W FOLEY
COMPANY SECRETARY

Encl.

ADDITIONAL INFORMATION

KEY TERMS OF MR LEEVERS' REMUNERATION PACKAGE

The following conditions apply to Mr Leevers' Remuneration Package:

Base Annual Salary	$600,000
Superannuation	$60,000
Total Fixed Annual Remuneration	**$660,000**
Annual Car Allowance	**$25,000**
Long Term Incentive	Three annual allocations of 150,000 options in the Sons of Gwalia Ltd's Executive Option Scheme

The longer term incentive is based on Sons of Gwalia Ltd's Executive Option Scheme which was announced to ASX on 6 January 2003. This requires two hurdles to be met to achieve 100% of the allocation. Firstly, 60% of the first allocation will vest subject to Total Shareholder Return growth of the Company meeting the Total Shareholder Return growth of the median companies in the ASX200. The remaining 40% of the first allocation of options will vest subject to the Company achieving the Total Shareholder Return growth of the 4th quartile of companies in the ASX200.

The first allocation of 150,000 options is to be made immediately with an exercise price of $3.86. The allocation will be subject to ratification of shareholders at the next General Meeting of the Company

Terms of Contract

Initially, Mr Leevers will be employed for a fixed term of three years from the commencement date of 27 January 2004. Subsequently his employment terms will be subject to a normal six month mutual notice period.

If Sons of Gwalia terminates Mr Leevers' employment before the end of the term, he will be entitled to receive an amount equivalent to the Total Fixed Remuneration (TFR) he would have received as follows –

1 In the first year of the term variable amounts of between 6 and 9 months of TFR.

2 In the second and third year, 12 months TFR.

Should Mr Leevers terminate prior to the end of the term, he will provide Sons of Gwalia with not less than six months' written notice.

Mr Leever's performance will be reviewed annually.

SONS OF GWALIA LTD
ABN 46 008 994 287

GWALIA

Ref: 2783DAP:nk
8 January 2004

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
SYDNEY NSW 2000

Lodged via ASX Online

Dear Sirs

Please find attached a release made by our 62% owned subsidiary, Pacific Wildcat Resources Corporation Ltd, in relation to the acquisition of a gold exploration property in Peru.

The announcement will be available on the Company website (www.sog.com.au) later today.

Yours faithfully

CHRIS FOLEY
Company Secretary

Att.

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

PACIFIC WILDCAT RESOURCES CORP.
advanced and strategic minerals and metals

Suite 900, 475 Howe Street
Vancouver, British Columbia
Canada, V6C 2B3

Tel 604 669-8985
Fax 604 684-9877

NEWS RELEASE

January 7, 2004 **Symbol: NEX-PAW.H**

Pacific Wildcat Resources Corporation Ltd ("PAW") is pleased to announce the acquisition of a prospective gold exploration project in Peru.

PAW has secured up to a 100% interest in the Tumi Venado Project in Peru subject to making payments and minimum expenditure commitments over a three-year period. PAW can exit the Project at any time.

The Tumi Project is located 640kms south of Lima and is well located some 3kms inland from the Pan American Highway. The Project area comprises 38kms2 and represents a newly discovered mineralised system masked by extensive transported cover.

Limited exploration comprising contour trenches, pits and adit has exposed gold/copper mineralisation over an area of 5,000m2. Mineralisation has been identified in mineralised fractures, sheeted veins and breccias.

Recent sampling by PAW of trenches, pits and an adit returned gold grades to 7.5g/t and copper grades to 2%. Eighteen of the 27 samples taken above a 0.5g/t cut-off averaged 2.2g/t Au.

The mineralisation has features typical of porphyry gold/copper style hydrothermal systems. The principal exploration target is a large tonnage gold and copper sheeted vein and breccia system hidden under the extensive transported cover.

DEAL TERMS

PAW can acquire 100% of the Tumi Venado Project by providing the following consideration:

- US$50,000 Option Fee
- US$200,000 in 6 months
- US$250,000 in Year 2
- US$250,000 in Year 3
- 2.5% Net Smelter Royalty on production

- Additional payments required on establishment of more than 0.5 million ounces of gold in indicated resources
- Minimum exploration expenditure commitments of US$1 million per annum (inclusive of property payments) with PAW maintaining a right to withdraw at any time

- Issuance to the vendors, TMA Projects Limited, of 5.3 million shares in PAW vested as follows:

- On closing	2.38 million shares
- Year 1	1.32 million shares
- Year 2	0.80 million shares
- Year 3	0.80 million shares
	5.30 million shares

PAW has the right to exit the Project at any time. In the event that this occurs, no further exploration or property payments are incurred and future vesting of shares in PAW is terminated.

The above transaction is subject to TSX Venture Exchange approval, the provision of a Section 43-101 Geological Report on the property and the closing of a private placement to raise US$1 million by 31 January 2004.

For further information, please contact:

Brian Flower (604) 669 8985
David Paull 011 (61) 8 9263 5555

"Brian Flower"
BRIAN FLOWER

The TSX Venture Exchange has not and does not accept responsibility for the adequacy or accuracy of this news release.